Exhibit 6.1

Xtra Crypto Mining Inc

917 Bobwhite Street

Fruitland, Idaho 83619

SALE OF 70% OF RINK, PHASE 1 ELECTRICAL CAPACITY LEASE and 37 new ASIC MINERS TO XTRA BITCOIN INC. - CBTC

March 6, 2020

Parties:         Seller: Xtra Crypto Mining Inc. (a private WY corporation owned by Paul Knudson) 917 Bobwhite Street, Fruitland, Idaho 83619

                     Buyer: XTRA Bitcoin Inc – CBTC (a publicly traded WY corporation controlled by Paul Knudson) 917 Bobwhite Street, Fruitland, Idaho 83619

                     Landlord: Protocall Technologies Inc. (a publicly traded WY corporation controlled by Paul Knudson) 917 Bobwhite Street, Fruitland, Idaho 83619

Scenario: Protocall Technologies Inc – PCLI has a master lease on the Rink facility located in Manitoba, Canada that is owned by Paul Knudson. Xtra Crypto Mining Inc. (XCrypto) has a NNN sub-lease on phase 1 of the Rink facility and a prepaid order for 46 new Antminer T17 55t ASIC bitcoin mining machines with shipping date of March 11-20, 2020 from China. Phase 1 of the Rink facility has existing electrical service capacity of 0.18 MW (175 Amp x 600 Volt X 3 Phase service). This capacity can power XCrypto’s existing miners and the 46 new T17s.

Whereas, all of these entities are affiliated by common ownership or control by Paul Knudson, and he desires that all entities are successful, believing that we are stronger and more capable when working together and united in agreement, each bearing their own proportionate expenses and reaping their own proportionate rewards, therefore, XCrypto is willing to sell 70% of Rink, phase 1 electrical capacity NNN sub-lease and 37 new Antminer T17 55 t ASIC miners (46 x .8043% = 37) to XTRA Bitcoin Inc (CBTC) on the following terms and conditions.

1.	Parties agree that existing electrical capacity will be split 70% CBTC and 30% XCrypto with each party having first option on additional 1.5MW upgrade on same 70/30 percentage split.

2.	XCrypto shall retain 19.57% (9/46) and CBTC shall acquire 80.42% (37/46) of the new T17 miners and agree to pay their percentages of the estimated expenses to acquire, install and provide electricity to the 46 new Antminer T17 55THS ASIC miners in the Rink, phase 1 are as follows:

			CBTC	XCrypto
		Estimate	80.42%	19.57%
a.	46 miners w/acq financing	$57,657	$46,374	$11,283
b.	46 install, racks, fans, internet	$11,500	$9,249	$2,251
c.	46 electric distribution	$25,000	$20,108	$4,892
d.	Total est. installed cost	$94,157	$75,730	$18,427

1

3.	XCrypto will finance CBTC’s acquisition. The contract price of $75,730.48 is based upon best current estimates of installation and electrical distribution costs and will be adjusted upon completion. Contract will bear 12% interest over 2-year term with monthly payments of $3,564.90 per month. Late fees of $300 per month and accounts that are over 30 days past due shall bear interest at 18% per annum. Defaulting party agrees to pay attorney fees and costs of collection.

4.	Other expenses to be split between the Parties:

a.	$700 Rent per month: 70% CBTC = $490.00 & 30% XCrypto = $210.00
b.	NNN expenses: 70% CBTC and 30% XCrypto
c.	Electrical usage, Pro-rata split based on ratio of each Parties total miner consumption ratings.

5.	Both parties agree to abide by the terms of the Rink, phase 1 master lease.

AGREED TO, this 6th day of March, 2020 by:

/s/ Paul Knudson	/s/ Paul Knudson
Paul Knudson, President	Paul Knudson - CEO
Xtra Crypto Mining Inc	XTRA Bitcoin Inc - CBTC
pck710@gmail.com, 208-707-1008	paul@xtrabitcoin.com, 208-630-6678

2